Exhibit 99.1

Genenta Science S.p.A.

Registered office: Milano, via Olgettina n. 58

Share capital subscribed and paid equal to Euro 464.646,80

tax code and entry number on Milan Monza - Brianza Lodi Companies Register: 08738490963

NOTICE OF CALL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Genenta Science S.p.A. (the “Company”, and its shareholders, “Shareholders”) are invited to attend the next ordinary and extraordinary shareholders’ meeting (the “Shareholders’ Meeting”), which will take place, in accordance with Article 9.5 of the Company’s amended and restated bylaws (the “Bylaws”) and exclusively by teleconference, on October 29, 2025, at 6.00 PM CET on first call, and, if necessary, on October 30, 2025, at 6.00 PM CET on second call, to resolve on the following:

AGENDA

Extraordinary session

1.	Amendments to Article 4 of the Company’s by-laws to extend the Company’s corporate purpose in order to include all sectors covered by the Italian Golden Power legislation; inherent and consequent resolutions.

Ordinary session

1.	Increase of the number of members of the Board of Directors from three (3) to five (5) members; appointment of two members of the Board of Directors; inherent and consequent resolutions.

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I.	Right to attend the Shareholders’ Meeting and exercise of voting rights

The Shareholders’ Meeting may be attended by those Shareholders who are entitled to exercise their voting right as attested by a report of eligible Shareholders delivered to the Company by its transfer agent, based on the Company’s books and records as of the close of business on the seventh business day prior to the date established for the Shareholders’ Meeting on first call, i.e. October 20 2025 (the Record Date), in favor of the person entitled to vote, as provided by Article 9.2 of the Bylaws.

Holders of American Depositary Shares (ADSs), each representing one ordinary share of the Company, that are registered in the relevant register held by The Bank of New York Mellon (the Depositary) on the record date of September 10, 2025 will be entitled to instruct the Depositary on the exercise of voting rights with respect to the ordinary shares underlying the ADSs they hold, pursuant to the terms and conditions set forth in the Deposit Agreement entered into on December 17, 2021 between the Company and the Depositary.

II.	Methods of attendance at the Shareholders’ Meeting

Shareholders have the right to attend and vote at the Shareholders’ Meeting either personally, via teleconference, or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws, to whom shall be conferred a written proxy.

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Without prejudice to the rights of Shareholders set forth by the law, in order to facilitate the participation to the Shareholders’ Meeting, Shareholders are requested to inform the Company in advance of their intention to attend personally (or, if legal entities, by legal representative or other attorney) or to appoint a representative pursuant to Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws.

To this end, Shareholders on the Record Date, or the representative appointed by the Shareholders for meeting attendance and voting purposes, shall communicate to the Company, by October 24, 2025, at the e-mail address genentascience@legalmail.it, their intention to attend the Shareholders’ Meeting and submit a copy of the following documentation: an identification document of the Shareholder and of the representative (if appointed), a copy of the proxy received from the latter (if appointed), and the e-mail address at which to receive the teleconference access link to the Shareholders’ Meeting.

The Company will provide the Shareholders who have indicated their intention to attend the Shareholders’ Meeting and the Depositary who will be attending the Shareholders’ Meeting on behalf of the ADS holders with the teleconference access link to the Shareholders’ Meeting no later than October 27, 2025, by e-mail sent to the e-mail address provided by each Shareholder and the Depositary.

III.	Appointment of two members of the Board of Directors

With reference to Item 1 on the agenda of the ordinary session, concerning the increase of the number of members of the Board of Directors from three (3) to five (5), the members of the Board of Directors will be appointed by the Shareholders’ Meeting using ordinary voting methods and majorities, without the application of the slate voting mechanism (as per Article 10 of the Company’s by-laws, the slate voting procedure applies only in the case of the renewal of the entire Board of Directors). Shareholders are invited to propose and vote for candidates as indicated in the illustrative report of the Board of Directors.

Please refer to Article 10 of the Bylaws for detailed information.

IV.	Documentation related to the Shareholders’ Meeting

The following documents will be made available in accordance with the applicable law provisions and the illustrative report of the Board of Directors, at the Company’s registered office in Milan, via Olgettina no. 58, as well as on the Company’s website (https://ir.genenta.com/financial-information):

●	this notice of call of the ordinary and extraordinary Shareholders’ Meeting;

●	the illustrative report of the Board of Directors on the two items on the Agenda of the Shareholders’ Meeting;

●	any candidates and/or proposals of the Shareholders with respect to the increase of the number of members of the Board of Directors.

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September 8, 2025

The Chairman of the Board of Directors
Pierluigi Paracchi

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